January 21, 2025

Lei Wang
Chief Executive Officer
Guardforce AI Co., Ltd.
10 Anson Road, #28-01 International Plaza
Singapore 079903

       Re: Guardforce AI Co., Ltd.
           Registration Statement on Form F-3
           Filed January 14, 2025
           File No. 333-284261
Dear Lei Wang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Louis Bevilacqua